CANARC RESOURCE CORP.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2016, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, Canada

March 14, 2017

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2016	2015

ASSETS

CURRENT ASSETS
Cash		$ 8,079	$ 354
Marketable securities	7(b) and 8	955	-
Receivables and prepaids	6	142	82
Total Current Assets		9,176	436

NON-CURRENT ASSETS
Restricted cash	9(a)(i)	35	69
Mineral property interests	9	10,496	11,411
Equipment	10	1	25
Total Non-Current Assets		10,532	11,505
Total Assets		$ 19,708	$ 11,941

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12 and 15	$ 101	$ 952
Derivative liability, current portion	7 and 11	-	58
Total Current Liabilities		101	1,010

LONG TERM LIABILITIES
Derivative liability, long term portion	7 and 11	-	117
Total Liabilities		101	1,127

SHAREHOLDERS' EQUITY
Share capital	13(b)	66,210	64,537
Reserve for share-based payments		759	530
Accumulated other comprehensive loss		(3,269)	(3,339)
Deficit		(44,093)	(50,914)
Total Shareholders' Equity		19,607	10,814
Total Liabilities and Shareholders' Equity		$ 19,708	$ 11,941

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Income (Loss)

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2016	2015	2014

Expenses:
Amortization		$ -	$ -	$ 1
Corporate development	14 and 15	136	42	345
Employee and director remuneration	15	461	489	514
General and administrative	14 and 15	193	190	290
Shareholder relations		311	91	227
Share-based payments	13(c) and 15	301	161	209

Loss before the undernoted		(1,402)	(973)	(1,586)

Interest and other income		28	3	20
Change in fair value of marketable securities	8	3,205	-	-
Flow through financing costs	12(b)	-	(4)	-
Gain from debt settlement	12(a) and 13(b)(iii)	108	54	-
Gain from derivative liability	11	-	13	-
Interest and finance charges		-	-	(1)
Foreign exchange gain (loss)		16	(20)	11
Recovery (write-off) of promissory notes receivable	6	10	-	(275)

Net income (loss) from continuing operations		1,965	(927)	(1,831)

Net income (loss) from discontinued operations	7(b)	4,826	(5)	-

Net income (loss) for the year		6,791	(932)	(1,831)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		70	(1,715)	(922)

Comprehensive income (loss) for the year		$ 6,861	$ (2,647)	$ (2,753)

Basic and diluted earnings (loss) per share:

Continuing operations:
Basic		$ 0.01	$ (0.01)	$ (0.01)
Diluted		$ 0.01	$ (0.01)	$ (0.01)

Discontinued operations:
Basic		$ 0.02	$ -	$ -
Diluted		$ 0.02	$ -	$ -

Weighted average number of common shares outstanding		211,483,671	164,670,698	148,771,663

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capita		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2013	114,818,195	$ 60,178	$ 590	$ (702)	$ (48,654)	$ 11,412

Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	681	(1,624)	(50,319)	11,650

Acquisition of subsidary (Note 7(a))	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	64,537	530	(3,339)	(50,914)	10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 9(a)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	$ 66,210	$ 759	$ (3,269)	$ (44,093)	$ 19,607

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2016	2015	2014

Cash provided from (used by):

Operations:
Net income (loss) from continuing operations	$ 1,965	$ (927)	$ (1,831)
Items not involving cash:
Accrued interest	-	-	(15)
Amortization	-	-	1
Share-based payments	301	161	209
Change in fair value of marketable securities	(3,205)	-	-
Flow through financing costs	-	2	-
Derecognition of accounts payable	(3)	-	-
Gain from debt settlement	(105)	(54)	-
Gain on derivative liability	-	(13)	-
(Recovery) write-off of promissory notes receivable	(10)	-	275
	(1,057)	(831)	(1,361)
Changes in non-cash working capital items:
Receivables and prepaids	(91)	54	22
Accounts payable and accrued liabilities	(923)	184	(26)
Operating cash flow used by continuing operations	(2,071)	(593)	(1,365)
Operating cash flow (used by) provided from discontinued operations (Note 7(b))	(55)	9	-
Net cash used by operating activities	(2,126)	(584)	(1,365)

Financing:
Issuance of common shares, net of share issuance costs	1,466	523	2,780
Exercise of stock options	61	-	-
Exercise of warrants	81	-	-
Repayment of demand loans	-	-	(128)
Cash provided from financing activities	1,608	523	2,652

Investing:
Acquisition of marketable securities	(81)	-	-
Proceeds from disposition of marketable securities	8,931	-	-
Acquisition of subsidiary (Note 7(a))	-	8	-
Restricted cash	-	69	-
Promissory notes receivables	-	-	(260)
Mineral property interests, net of recoveries	(198)	(75)	(402)
Cash provided from (used by) investing activities from continuing operations	8,652	2	(662)
Cash used by investing activities from discontinued operations (Note 7(b))	(409)	(262)	-
Net cash provided from (used by) investing activities	8,243	(260)	(662)

Increase (decrease) in cash	7,725	(321)	625
Cash, beginning of year	354	675	50

Cash, end of year	$ 8,079	$ 354	$ 675

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2016	2015	2014

Non-cash financing and investing activities:

Issuance of shares for:
Mineral property interests	9(a)(iii)	$ 19	$ -	$ -
Finders fee	13(b)(ii)	26	-	-
Shares for debt settlement	13(b)(iii)	-	106	-

Fair value allocated to common shares issued on exercise of:
Stock options	13	54	-	-
Finders fee warrants	13	2	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	13	10	21	46
Modification of finders fee warrants	13(d)	-	5	-

Expiration of:
Stock options		26	243	168
Finders fee warrants		-	97	-

Income taxes paid		-	-	-

Interest received		-	-	5
Interest paid		-	-	7

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred significant net losses in prior years (2015 - $932,000 and 2014 - $1.8 million) and has a deficit of $44.1 million as at December 31, 2016 (2015 - $50.9 million and 2014 - $50.3 million). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 14, 2017.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; fair value of derivative liability; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”) in October 2015, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7(a)).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive income (loss) and cash flows.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

(i)             The following standard became effective in the current period:

Disclosure Initiative (Amendments to IAS 1 Presentation of Financial Statements)

The amendments:

•	Clarify the existing presentation and disclosure requirements in IAS 1, including the presentation of line items, subtotals and notes; and
•	Provide guidance to assist entities to apply judgment in determining what information to disclose, and how that information is presented in their financial statements.

The change had no effect to these consolidated financial statements.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods:

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Applicable to the Company’s annual period beginning January 1, 2017.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12 Income Taxes)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Applicable to the Company’s annual period beginning January 1, 2017.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods: (continued)

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods: (continued)

IFRS 16 Leases

Earlier application permitted for entities that also apply IFRS 15 Revenue from Contracts with Customers.

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•	A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
•	A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Applicable to the Company’s annual period beginning January 1, 2019.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

(i)             Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash, marketable securities and restricted cash are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise of receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2016 and 2015.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i)             Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities with the exception of marketable securities. The Company does not have any AFS financial assets.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss. The Company has no AFS financial assets.

(ii)            Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss.

Liabilities which are to be settled in payable ounces (or the U.S. dollar equivalent) are recorded using the spot price of the commodity. This amount includes derivative liability.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iii)          Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(iv)           Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)          Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within profit or loss.

(c)	Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Impairment of non-financial assets: (continued)

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(e)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates of up to 30% annually.

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

(g)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Share buy-back:

The Company has implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which are purchased would reduce share capital for the cash consideration paid including any associated transaction costs.

(j)	Share-based payments:

The Company has a stock option plan that is described in Note 13(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(k)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(k)	Environmental rehabilitation: (continued)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(l)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(n)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. Recently the Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk

The Company has classified its cash and restricted cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; and long-term investments as AFS financial assets; receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities; and derivative liability as FVTPL.

The Company’s investments in shares of Aztec Metals Corp. (“AzMet”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director with the Company, are classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet and AzMin.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Marketable securities of AzMin is measured using Level 2 of the fair value hierarchy and AzMet is measured using Level 3 of the fair value hierarchy. Derivative liability is measured using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2016, the Company had a working capital of $9.1 million (2015 – working capital deficiency of $574,000). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2017.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)             Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and previously in Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and previously in Mexican pesos. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 7,984	$ -	$ 7,984
Marketable securities	955	-	955
Receivables	24	-	24
Accounts payable and accrued liabilities	(101)	-	(101)

Net financial assets (liabilities), December 31, 2016	$ 8,862	$ -	$ 8,862

Cash	$ 70	$ 11	$ 81
Receivables	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)

Net financial assets (liabilities), December 31, 2015	$ (711)	$ 48	$ (663)

Based upon the above net exposure as at December 31, 2016 and assuming all other variables remain constant, a 15% (2015 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.3 million (2015 - $99,450) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(ii)            Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet and AzMin.

The Company had recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuated with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company had not hedged the payable gold ounces. (Notes 7 and 11). Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 in the Company’s net losses. Pursuant to the Sale Agreement between the Company and Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) which closed on May 27, 2016, Endeavour assumed responsibility for the 165 troy ounces payable to Marlin Gold (Note 7(b)).

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2016 and assuming all other variables remain constant, a net increase or decrease of 100% in the market prices of the underlying securities would increase or decrease respectively net income by $955,000; the Company had no marketable securities in 2015 and 2014.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii)	Other price risk: (continued)

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 13(b)(i)). The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares.

6.	Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 as included in receivables and prepaids were received in 2017.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd.

(a)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. (“Oro Silver”) with Marlin Gold which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The terms of the Share Purchase Agreement included the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) shall be paid by the Company to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano included a 3% NSR royalty and a buy back option. Marlin Gold retained the Altiplano royalty and buy back option, and shall receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(iii)); and

-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement was considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in 2015:

Oro Silver Resources Ltd.

Assets:
Cash	$ 8
Receivables and prepaids	53
Equipment	25
Mineral property interest	1,120

Liabilities:
Accounts payables and other accrued liabilities	(1)

Total	$ 1,205

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(a)	Acquisition of Oro Silver Resources Ltd. (continued)

Consideration given in 2015:

Share consideration:
Number of shares issued	19,000,000
Deemed value per share ($000s)	$ 0.0000535
		$ 1,017
Derivative liability:
Number of payable troy ounces of gold	165
Spot price per troy ounce ($000s)	$ 1.142
		188
Total consideration		$ 1,205

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

(b)	Sale of Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold (Note 7(a)).

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(b)	Sale of Oro Silver Resources Ltd. (continued)

The reported gain on the sale of Oro Silver in 2016 is as follows:

Consideration received from sale of Oro Silver:
Fair value of common shares of Endeavour	$ 6,571
Derivative liability assumed by Endeavour (Note 11)	200
		$ 6,771
Cost of disposition of Oro Silver:
Net assets of Oro Silver	1,873
Transaction costs	19
		1,892
Gain from disposition of subsidiary		$ 4,879

The reported net income from discontinued operations from the sale of Oro Silver is as follows:

		December 31,
	2016	2015	2014

Amortization	$ (2)	$ (1)	$ -
Foreign exchange gain	5	-	-
Legal	(3)	-	-
Office and sundry	(7)	(4)	-
Rent	(3)	-	-
Salaries and management	(13)	-	-
Property investigation	(5)	-	-
Gain from disposition of subsidiary	4,879	-	-
Loss from derivative liability	(25)	-	-
Net income (loss) from discontinued operations	$ 4,826	$ (5)	$ -

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(b)	Sale of Oro Silver Resources Ltd. (continued)

The reported cash flows from discontinued operations from the sale of Oro Silver are as follows:

	December 31,
	2016	2015	2014

Cash provided from (used by) discontinued operations:

Operations:
Net income (loss) from discontinued operations	$ 4,826	$ (5)	$ -
Items not involving cash:
Amortization	2	1
Foreign currency translation	(14)	-	-
Gain from disposition of subsidiary	(4,879)	-	-
Loss from derivative liability	25	-	-
	(40)	(4)	-
Changes in non-cash working capital items:
Receivables and prepaids	(8)	-	-
Accounts payable and accrued liabilities	(7)	13	-
Operating cash flow (used by) provided from discontinued operations	$ (55)	$ 9	$ -

Investing:
Mineral property interests, net of recoveries	$ (409)	$ (262)	$ -
Cash used by investing activities from discontinued operations	$ (409)	$ (262)	$ -

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Marketable Securities

	December 31,
	2016	2015

Balance, begin of year	$ -	$ -
Held for trading securities received from:
Sale Agreement (Note 7(b))	6,571	-
Property option agreement (Note 9(a)(iii))	81	-
Distribution of AzMin by reduction of AzMet's paid up capital	86	-
Disposition of held for trading securities at fair value	(8,760)	-
Change in fair value of marketable securities	2,985	-
Foreign currency translation adjustment	(8)	-
Balance, end of year	$ 955	$ -

In September 2016, AzMet and AzMin completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held. As at December 31, 2016, the Company had an interest of 5% in AzMet (2015 – 7%) and 4% interest in AzMin (2015 – Nil%).

There are no separately quoted market values for the AzMet and AzMin shares.

The quoted market value and fair value of shares of companies was $955,000 at December 31, 2016 (2015 - $100).

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests

	British Columbia (Canada)			Mexico
	New Polaris	Windfall Hills	FG Gold	El Compas	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Notes 7 and 9(b))

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ -	$ 4,277
Acquisition of subsidiary (Note 7(a))	-	-	-	1,120	1,120
Additions	-	3	-	-	3
Foreign currency translation adjustment	(25)	(65)	-	6	(84)
Balance, December 31, 2015	3,851	339	-	1,126	5,316
Additions	2	-	19	-	21
Disposition of subsidiary (Note 7(b))	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	130	145
Balance, December 31, 2016	$ 3,858	$ 349	$ 19	$ -	$ 4,226

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	-	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	-	(1,627)
Balance, December 31, 2015	5,556	356	-	183	6,095
Additions, net of recoveries	12	80	6	393	491
Disposition of subsidiary (Note 7(b))	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	260
Balance, December 31, 2016	$ 5,817	$ 447	$ 6	$ -	$ 6,270

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ -	$ 1,309	$11,411
Balance, December 31, 2016	9,675	796	25	-	10,496

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada:

(i)             New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2016 include a reclamation bond for $187,000 (2015 - $182,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metre drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company had received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 (2015 – US$69,000) remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)           Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)           FG Gold:

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company fails to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(b)	Mexico:

El Compas:

In October 2015, the Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 7(a)). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. (Notes 7(a) and 11).

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement included the following:

•         Lease term was for 5 years with the right to extend for another 5 years;

•         The Company assumed responsibility for the plant as of January 29, 2016;

•	The Company was to pay a monthly lease payment of MXP 136,000; and
•	Grace period of 6 months to allow time for plant refurbishing.

In May 2016, the Company entered into the Sales Transaction with Endeavour pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 7(b)). Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold and the lease for the ore processing plant.

(c)	United States:

On February 28, 2017, the Company entered into a purchase agreement (the “Letter Agreement”) with American Innovative Minerals, LLC (“AIM”) to acquire 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2 million. Upon execution of the Letter Agreement, the Company deposited $200,000 “in trust” towards the purchase price. The deposit is only refundable upon limited circumstances including status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. The Company has the option to either acquire AIM or acquire AIM’s interests in the mineral properties. There is a 30 day due diligence period. The Letter Agreement will be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. Certain of the mineral properties are subject to royalties.

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(d)	Expenditure options:

As at December 31, 2016, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Cash	Exploration	Number of
	Payments	Expenditures	Shares
	(CAD$000)	(CAD$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$ -	$ -	150,000

FG Gold (Note 9(a)(iii)):
(i) Stage One:
By December 31:
2017	50% of BC METC (1)	491	-
2018	50% of BC METC (1)	500	-
2019	50% of BC METC (1)	500	-
2020	50% of BC METC (1)	-	-
On or before September 9:
2017	-	-	250,000
2018	-	-	250,000
2019	-	-	250,000
(ii) Stage Two:
2021	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
2022	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
On or before September 9:
2020	-	-	750,000
2021	-	1,500	750,000

		$ 2,991	2,400,000

(1)	Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(e)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2014	$ -	$ -	$ 9	$ 9
Acquisition of subsidiary (Note 7(a))	7	17	1	25
Foreign currency translation adjustment	-	-	(1)	(1)
Balance, December 31, 2015	7	17	9	33
Disposition of subsidiary (Note 7(b))	(8)	(18)	(1)	(27)
Foreign currency translation adjustment	1	1	-	2
Balance, December 31, 2016	-	-	8	8

Accumulated amortization:
Balance, December 31, 2014	-	-	7	7
Add: Amortization from discontinued operation (Note 7(b))	-	-	1	1
Balance, December 31, 2015	-	-	8	8
Add:
Amortization	-	2	-	2
Disposition of subsidiary (Note 7(b))	-	(2)	(1)	(3)
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2016	-	-	7	7

Net book value:
Balance, December 31, 2015	$ 7	$ 17	$ 1	$ 25
Balance, December 31, 2016	$ -	$ -	$ 1	$ 1

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Derivative Liability

Derivative Liability
May 27, 2016
	Disposition of	December 31, 2015	Gain (Loss) on
	Oro Silver		Derivative Liability

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold ($000s)	$ 1.216	$ 1.062
Balance	$ 200	$ 175	$ (25)
Less:
Sale Agreement with Endeavour (Note 7(b))	(200)	-	25
Adjusted balance	$ -	$ 175	$ -

Derivative Liability
		October 30, 2015	Gain (Loss) on
	December 31, 2015	Acquisition of	Derivative Liability
Oro Silver

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold	$ 1.062	$ 1.142
Balance	$ 175	$ 188	$ 13

On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries pursuant to the Share Purchase Agreement (Note 7(a)). The estimated fair value is based on the spot market price of gold at the period end. Pursuant to the Sale Agreement with Endeavour, Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold (Note 7(b)).

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Accounts Payable and Accrued Liabilities

(a)	Debt Settlement and Derecognition:

In 2016, the Company entered into a debt settlement with a creditor whereby a debt of $138,000 was settled with a cash payment of $33,000, resulting in a gain on debt settlement of $105,000. In 2016, the Company also derecognized debt of $3,000 owed to a foreign creditor, and recognized a gain of $3,000 from the derecognition of accounts payable.

In 2015, the Company entered into shares for debt settlements with certain directors and officers, and recognized a gain on debt settlement of $54,000 (Note 13(b)(iii)).

(b)	Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2016 (2015 – US$2,000) which is included in accounts payable and accrued liabilities.

13.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)             Normal course issuer bid:

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. In 2017, the Company purchased 380,000 common shares for CAD$34,250 with an average price of CAD$0.09 per share of which no common shares have been cancelled.

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the underlying units in the private placement.

In September 2016, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka for the FG gold property (Note 9(a)(iii)).

In 2016, warrants for 1.31 million shares were exercised for proceeds of CAD$104,700 which included finder fee warrants for 58,333 shares with a fair value of US$2,000. In 2016, stock options for 1 million shares were exercised for proceeds of CAD$80,000 with fair values of US$54,300.

(iii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold (Note 7(a)). Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 7(a)).

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(iv)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; in August 2015, 8.45 million warrants had their expiry date extended to July 31, 2017 (Note 13(d)). Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. In August 2015, 5.9 million warrants had their expiry date extended to September 18, 2018 (Note 13(d)). On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. In August 2015, 4.2 million warrants had their expiry date extended to October 3, 2018 (Note 13(d)).

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. The Company expended funds of CAD$386,000 for flow through purposes (Note 12).

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 16,445,000 common shares are outstanding as at December 31, 2016. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015		2014
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	11,920,000	$0.08	10,130,000	$0.10	8,325,000	$0.11
Granted	8,010,000	$0.08	5,950,000	$0.06	4,550,000	$0.09
Exercised	(1,000,000)	$0.08	-	-	-	-
Forfeited	(1,965,000)	$0.09	(245,000)	$0.11	(175,000)	$0.10
Expired	(520,000)	$0.10	(3,915,000)	$0.12	(2,570,000)	$0.11
Outstanding balance, end of year	16,445,000	$0.08	11,920,000	$0.08	10,130,000	$0.10

Exercise price range (CAD$)	$0.05 - $0.145		$0.05 - $0.145		$0.05 - $0.145

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2016 and 2015:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)

$0.145	30,000	0.46	$0.145	30,000	0.46	$0.145
$0.08	1,425,000	1.48	$0.08	1,425,000	1.48	$0.08
$0.05	500,000	2.04	$0.05	500,000	2.04	$0.05
$0.10	3,650,000	2.54	$0.10	3,650,000	2.54	$0.10
$0.06	5,350,000	3.94	$0.06	4,012,500	3.94	$0.06
$0.08	5,490,000	4.51	$0.08	810,000	4.51	$0.08
	16,445,000	3.54	$0.08	10,427,500	3.06	$0.08

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)

$0.135	160,000	0.51	$0.135	160,000	0.51	$0.135
$0.145	105,000	1.46	$0.145	105,000	1.46	$0.145
$0.08	1,525,000	2.49	$0.08	1,525,000	2.49	$0.08
$0.05	500,000	3.04	$0.05	400,000	3.04	$0.05
$0.10	3,680,000	3.54	$0.10	2,220,000	3.54	$0.10
$0.06	5,950,000	4.94	$0.06	1,487,500	4.94	$0.06
	11,920,000	4.02	$0.08	5,897,500	3.47	$0.08

Canarc Resource Corp.	Page 42

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the year ended December 31, 2016, the Company recognized share-based payments of $301,000 (2015 - $161,000 and 2014 - $209,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

		December 31,
	2016	2015	2014

Directors and officers	$ 245	$ 153	$ 205
Employees	2	8	4
Consultants	54	-	-

	$ 301	$ 161	$ 209

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2016	2015	2014

Number of stock options granted	8,010,000	5,950,000	4,550,000
Fair value of stock options granted (CAD$)	$0.07	$0.05	$0.08

Market price of shares on grant date (CAD$)	$0.09	$0.06	$0.09
Pre-vest forfeiture rate	15.99%	19.64%	5.29%
Risk-free interest rate	0.55%	0.75%	1.38%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	140%	140%	118%
Expected option life in years	4.42	4.24	4.48

Canarc Resource Corp.	Page 43

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2014, the Company granted the following stock options:

-	500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.
-	4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In fiscal 2016, the Company granted the following stock options:

-	3,260,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	3,000,000 stock options to a director, officers and a consultant with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which shall vest only when the Company closes a material transaction or at the discretion of the Company’s Board of Directors;
-	1,000,000 stock options to consultants with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which fully vested on grant date; and
-	750,000 stock options to a consultant with an exercise price of CAD$0.11 and an expiry date of September 21, 2021, and which fully vest on December 20, 2016.

Canarc Resource Corp.	Page 44

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants:

At December 31, 2016, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2015	Issued	Exercised	Expired	December 31, 2016

$0.20	January 11, 2016 (1)	600,000	-	-	(600,000)	-

$0.20	January 18, 2016 (1)	1,000,000	-	-	(1,000,000)	-

$0.10	January 31, 2016	550,000	-	-	(550,000)	-

$0.10	July 31, 2017 (2)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (2)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (2), (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (2)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (2), (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	(2,500,000)	-

$0.08	September 21, 2018	5,749,443	-	(416,667)	-	5,332,776

$0.08	September 21, 2018 (5)	594,844	-	(58,333)	-	536,511

$0.08	October 30, 2018	833,333	-	(833,333)	-	-

$0.12	March 3, 2019	-	8,852,576	-	-	8,852,576

$0.12	March 14, 2019	-	2,497,222	-	-	2,497,222

$0.12	March 14, 2019 (6)	-	155,556	-	-	155,556

		30,809,118	11,505,354	(1,308,333)	(4,650,000)	36,356,139

Canarc Resource Corp.	Page 45

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants were subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 46

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	(4,500,000)	-

$0.20	January 11, 2016 (1)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

$0.08	October 30, 2018	-	833,333	-	-	833,333

		40,335,498	7,177,620	-	(16,704,000)	30,809,118

Canarc Resource Corp.	Page 47

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(4)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 48

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2014, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014

$0.20	September 28, 2015 (1)	11,300,000	-	-	-	11,300,000

$0.20	September 28, 2015 (1), (2)	904,000	-	-	-	904,000

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.15 /	until January 11, 2015	600,000	-	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	1,000,000	-	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

$0.10	January 31, 2016	-	9,000,000	-	-	9,000,000

$0.15	March 18, 2017	-	5,309,055	-	-	5,309,055

$0.15	March 18, 2017 (3)	-	661,718	-	-	661,718

$0.15	April 3, 2017	-	4,500,000	-	-	4,500,000

$0.15	April 3, 2017 (4)	-	60,725	-	-	60,725

$0.15	July 9, 2016	-	2,500,000	-	-	2,500,000

		18,304,000	22,031,498	-	-	40,335,498

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 49

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2016	2015	2014

Stock options (Note 13(c))	16,445,000	11,920,000	10,130,000
Warrants (Note 13(d))	36,356,139	30,809,118	40,335,498

Balance	52,801,139	42,729,118	50,465,498

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

Canarc Resource Corp.	Page 50

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Corporate Development and General and Administrative

		Years ended December 31,
	2016	2015	2014

Corporate Development:
Corporate advisory	$ 69	$ -	$ -
Geology and technical review	22	3	3
Legal	7	4	118
Metallurgy	-	-	25
Salaries and remuneration	3	5	106
Sundry	4	-	5
Travel and transportation	31	30	88
	$ 136	$ 42	$ 345

General and Administrative:
Accounting and audit	$ 27	$ 26	$ 24
Legal	29	18	79
Office and sundry	50	61	77
Regulatory	53	56	70
Rent	31	33	40
	$ 190	$ 194	$ 290

Canarc Resource Corp.	Page 51

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2016, 2015 and 2014:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2016	2015	2014	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 460	$ 415	$ 441	$ -	$ (190)
Severance	-	141	136	-	(130)
Directors fees	8	11	18	(1)	(3)
Share-based payments	245	153	205	-	-
	$ 713	$ 720	$ 800	$ (1)	$ (323)

Legal fees (2)	$ -	$ 59	$ 102	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(41)	(38)	(74)	(4)	(102)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015 and 2014, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour and AzMet.

The above transactions are incurred in the normal course of business. Notes 7(a), 9(b), 11 and 13(b)(iii) provide disclosure for the acquisition of Oro Silver from Marlin Gold; Note 7(b) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMet and AzMin.

Canarc Resource Corp.	Page 52

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and previously in Mexico, as follows:

	December 31, 2016		December 31, 2015
	Canada	Total	Canada	Mexico	Total

Restricted cash	$ 35	$ 35	$ 69	$ -	$ 69
Mineral property interests	10,496	10,496	10,102	1,309	11,411
Equipment	1	1	1	24	25

17.	Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease commitments were assumed by Endeavour in May 2016. (Note 9(b)).

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. Effective August 1, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$)
Year:
2017	$ 19
2018	46
2019	46
2020	47
2021	48
2022	28

$ 234

Canarc Resource Corp.	Page 53

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2016	2015

Net income (loss) for the year	$ 6,791	$ (932)
Canadian statutory tax rate	26.0%	26.0%

Income tax expense (benefit) computed at statutory rates	$ 1,766	$ (242)
Temporary differences	125	(30)
Items not taxable/deductible for income tax purposes	(968)	43
Tax losses and tax offsets recognized/unrecognized in tax asset	(847)	1,556
Under (over) provided in prior years	(25)	(1,378)
Impact of foreign exchange on tax assets and liabilities	(51)	51

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

Canarc Resource Corp.	Page 54

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes (continued)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2016 and 2015 are presented below:

	December 31,
	2016	2015

Deferred tax assets
Non-capital losses carried forward	$ 25	$ 83
Deferred tax assets	25	83

Deferred tax liabilities
Held for trading securities	(25)	-
Book value over tax value of property, plant and equipment	-	(8)
Book value over tax value of mineral properties	-	(75)
Deferred tax liabilities	-	(83)

Net deferred tax assets	$ -	$ -

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2016	2015

Non-capital losses	$ 4,095	$ 16,102
Capital losses	-	184
Available for sale securities	44	42
Share issue costs	195	207
Tax value over book value of mineral properties	6,721	6,262
Tax value over book value of equipment	1,242	1,184
Unrecognized deductible temporary differences	$ 12,297	$ 23,981

Canarc Resource Corp.	Page 55

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes (continued)

(c)	(continued)

As at December 31, 2016, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2030	$ 245
2031	790
2032	847
2033	277
2034	826
2035	978
2036	228

$ 4,191

Canarc Resource Corp.	Page 56

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada, V6C 1G8

	Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke
Martin Burian
Deepak Malhotra
Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP
7th Floor, 355 Burrard Street
Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND	Axium Law Corporation
REGISTERED OFFICE	#910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols
	TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 57